SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment 1)
MBIA Capital/Claymore Managed Duration Investment Grade Municipal Fund
(MZF)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

55266X100
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
183 Sullys Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

January 9, 2006
(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and if filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box. [ ]

(Page 1 of 4 pages)




ITEM 1	Security and Issuer
		Common Stock
		MBIA Capital/Claymore Managed Duration Investment Grade
		Municipal Fund
		MBIA Capital Management Corp.
		113 King Street
		Armonk, NY   10504
ITEM 2	Identity and Background
		a) Karpus Management, Inc., d/b/a Karpus Investment Management
		(?KIM?)
		George W. Karpus, President, Director, and controlling stockholder
		JoAnn Van Degriff, Vice President and Director
		Sophie Karpus, Director
		b) 183 Sullys Trail
		Pittsford, New York 14534
		c) Principal business and occupation - Investment Management for
		individuals, pension, and profit sharing plans, corporations,
		endowments, trust, and others, specializing in conservative asset
		management (i.e. fixed income investments).
		d) None of George W. Karpus, Jo Ann Van Degriff or Sophie Karpus
		(?the Principals?) or KIM has been convicted in the past 5 years
		of any criminal proceeding (excluding traffic violations).
		e) During the last 5 years none of the Principals or KIM has been a
		party to a civil proceeding as a result of which any of them is subject
		to a judgment, decree, or final order enjoining future violations of
or
		prohibiting or mandating activities subject to, federal or state securities
		laws or finding any violation with respect to such laws.
		f) Each of the Principals is a United States citizen.
		KIM is a New York corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
		KIM, an independent investment advisor, has accumulated 409,025
		shares of MZF on behalf of accounts that are managed by KIM (?the
		Accounts?) under limited powers of attorney, which represents 5.15%
		of the outstanding shares.   All funds that have been utilized in
making
		such purchases are from such Accounts.
ITEM 4	Purpose of Transaction
		KIM has purchased Shares for investment purposes.  Being primarily a
		conservative, fixed income manager, with a specialty focus in the
		closed end fund sector, the profile of MZF fit the investment guidelines
for various Accounts.  Shares have been acquired since April 15, 2005.
ITEM 5	Interest in Securities of the Issuer
a) As of the date of this Report, KIM owns 417,525 shares, which represent 5.30% of the outstanding shares.  Jo Ann Van Degriff presently owns 1800 shares purchased October 14, 2005 at $12.36 per share (250 shares), October 31 at $12.32 (450 shares), and November 11 at $12.19 (100 shares), December 13, 2005 at $12.24 (1000 shares).  Karpus Management, Inc.
presently owns 2500 shares
purchased on May 11, 2005 at $12.55 (1500 shares), December 28, 2005 at $12.40
(1000 shares). George W. Karpus owns 7700 shares purchased May 17, 2005 at
$12.63 (2200 shares) and May 20 at $12.71 (4500 shares), December 12, 2005 at
$12.24 (1000 shares).  None of the other Principals of KIM currently owns shares of MZF.
		b) KIM has the sole power to dispose of and to vote all such Shares
		under limited powers of attorney.
c) Below are the open market purchases in the last 60 days for the
Accounts.  There have been no dispositions and no acquisition, other than by such open market purchases, during such period.
DATE
SHARES
PRICE PER

DATE
SHARES
PRICE PER


SHARE



SHARE
11/3/2005
3400
12.35

12/12/2005
1000
12.24
11/4/2005
-100
12.44

12/13/2005
2600
12.24
11/10/2005
2600
12.29

12/15/2005
-1700
12.60
11/11/2005
4500
12.19

12/21/2005
2000
12.36
11/15/2005
3000
12.16

12/23/2005
500
12.39
11/16/2005
-475
12.23

12/28/2005
9000
12.40
11/18/2005
4900
12.18

12/30/2005
-4900
12.35
11/23/2005
800
12.21




11/25/2005
200
12.21




11/28/2005
4000
12.2




      The
Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares.  None of the Accounts has an interest
      in Shares constituting more than 5% of the Shares outstanding.
ITEM 6	Contracts, Arrangements, Understandings, or Relationships with
Respect
		to Securities of the Issuer
		Except as described above, there are no contracts, arrangement,
		understandings or relationships of any kind among the Principals and
KIM
		and between any of them and any other person with respect to any of the
		MZF securities.
ITEM 7	Materials to be Filed as Exhibits
		Not applicable










Signature
		After reasonable inquiry and to the best of my knowledge and belief,
I
certify that the information set forth in this statement is true, complete and correct.
						Karpus Management, Inc.


January 9, 2006 			By: _________________________
           Date					  Signature
				           Dana R. Consler, Senior Vice President
						            Name /Title